October 9, 2007

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Form 10-K/A for the fiscal year ended December 31, 2006
Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007
File No. 1-14761

Dear Mr. Decker:

We received your comment letter dated September 26, 2007 regarding GAMCO Investors, Inc.’s (“GBL”) Form 10-K/A for the fiscal year ended December 31, 2006 and Forms 10-Q for the periods ended March 31, 2007 and June 30, 2007.

For your convenience, we have repeated your comments and provided our responses below:

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2006

Comment:	1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:	We have responded to each of the comments below, and for each request for additional disclosure, we have provided our proposed disclosure in our response. In accordance with our discussions with the staff, we will file an amendment to our Form 10-K/A for the year ended December 31, 2006 and Form 10-Q for the period ended June 30, 2007 to incorporate the applicable proposed disclosures and revisions after we discuss these proposed disclosures and revisions with the staff. We will also incorporate any revised disclosures into any future filings as applicable.

Comment:	2.
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44.  Overview, page 44.  We note your disclosure provided under the caption, Material Weakness on page 45.  It is unclear to us what you are trying to convey to readers in the eight paragraphs preceding your tabular presentation on the top of page 46.  As such, please either remove this disclosure, or significantly revise it to clarify what you are trying to convey to readers.

Response:	We will remove this disclosure in our amendment to our Form 10-K/A.

Comment:	3.
Item 8 – Financial Statements.  Report of Independent Registered Public Accounting Firm, page F-2.  Please make arrangements with your auditors to have them revise their report to clarify that the 2006 consolidated financial statements have also been restated.  See AU 420.11.

Response:	Our auditors have advised us that they will revise the Report of Independent Registered Public Accounting Firm on page F-2 included in our amendment to our Form 10-K/A to clarify that the 2006 consolidated financial statements have been restated. The revised Paragraph 4 within the Report of Independent Registered Public Accounting Firm will read as follows:

As discussed in Note A “Changes in Accounting Policy” to the consolidated financial statements, in 2006 GAMCO changed its method of accounting for management fee revenue on closed-end preferred shares and incentive allocation or fee revenue on investment partnerships.  Accordingly, as discussed in Note A to the consolidated financial statements, the 2004 and 2005 consolidated financial statements have been restated.  In addition, as discussed in Note A “Material Weakness” to the consolidated financial statements, the accompanying 2005 consolidated financial statements have been restated for the accounting treatment and financial statement presentation of certain proprietary investments.  Moreover, as discussed in Note A “Restatement” to the consolidated financial statements, the accompanying 2005 and 2006 consolidated financial statements have been restated to reflect the reversal of certain previously accrued expenses for investment partnership compensation.

Comment:	4.
Note A – Significant Accounting Policies, page F-10.  Restatement, page F-15.  You disclose that you restated 2005 and 2006 results to reflect the reversal of certain previously-accrued expenses for investment partnerships compensation.  Please enhance your disclosure herein and elsewhere throughout the filing as necessary to more clearly discuss the nature of the restatement.  For example, your disclosure should address what the compensation costs relate to, why and when they were initially accrued and why the accruals are no longer considered necessary.  In addition, if any of the accruals were made prior to December 31, 2004, please address why you believe prior period financial statements do not need to be restated.  Also, clarify for readers why the adjustment to compensation expense causes an increase to management fees.

Response:	Our proposed disclosure is as follows:

It is the policy of GBL to accrue for Investment Partnership compensation expense during the course of the year.    Due to turnover in our Investment Partnership area, a revision to the compensation structure and other qualitative assessments, it was determined that the amount accrued during 2006 and some accruals relating to 2005 were no longer appropriate.  As these amounts were material to some interim and full year periods, GBL decided to amend its Form 10-K for the year ended 2006 to reflect the reversals of these previously-accrued expenses.  None of the accruals relate to periods prior to 2005.  As disclosed in Note I – Related Party Transactions, GBL and our Chairman entered into an Employment Agreement whereby GBL pays the Chairman 10% of our aggregate pre-tax profits while he is an executive of GBL and devoting the substantial majority of his working time to the business of GBL.  As a result, any increase in profits or decrease in expenses, as was the case in the restatement, would result in a higher management fee.

Comment:	5.
You state in Management’s Discussion and Analysis that compensation costs decreased due to the reversal of these previously accrued expenses.  This disclosure is confusing since the reversal of previously accrued expenses was a correction of an error (i.e. those expenses should not have been recorded).  As such, we would expect a discussion of the decrease in compensation costs without reference to the reversal of these previously accrued expenses.  Given the variable nature of your compensation costs and the increase in your revenues, we would have expected compensation costs to have increased.  Please fully explain the decrease in compensation costs.

Response:	Our proposed disclosure is as follows:

While overall revenues increased, revenues in the Investment Partnership area decreased $2.8 million, as disclosed on page 52.  As a result, the compensation relating to the Investment Partnership area decreased from year to year because the variable compensation is driven by revenue levels.  An additional component of this decrease was the change in the compensation structure and the decision to not pay certain investment partnership compensation for 2006.  On a comparable basis, GBL paid out a lower percentage of Investment Partnership revenues in related variable compensation in 2006 than we did in 2005.

Comment:	6.
Please enhance your disclosure herein and elsewhere throughout the filing as necessary to more clearly discuss the restatement related to your accounting for certain proprietary investment accounts.  Specifically, disclose why you initially recorded the individual assets and liabilities of certain proprietary investment accounts on a net basis and why you now believe recording the assets and liabilities on a gross basis is appropriate.

Response:	Our proposed disclosure is as follows:

We initially incorrectly recorded the assets and liabilities of certain proprietary accounts on a net basis as we were accounting for them in the same manner as we account for an investment in a non-consolidated partnership.  These proprietary investment accounts, however, were not held in a non-consolidated partnership but were in fact investment accounts 100% owned by GBL.  Accordingly, upon closer examination of our accounting policy, it was subsequently determined that they should be recorded on a gross basis in accordance with APB 10 as they do not fall under FASB Interpretation 39 exceptions to APB 10.

Comment:	7.
Note B – Investments in Securities, page F-17.  For your available for sale securities, please disclose the total gains for securities with net gains and the total losses for securities with net losses.  See paragraph 19 of SFAS 115.

Response:	In accordance with paragraph 19 of SFAS 115, our proposed disclosure is as follows:

The aggregate fair value of available for sale securities at December 31, 2005 and 2006 was $81.2 million and $102.0 million, respectively.  The total unrealized gains for securities with net unrealized gains was $3.1 million and $19.6 million at December 31, 2005 and 2006, respectively, while the total unrealized losses for securities with net unrealized losses was $1.0 million and $0.1 million, respectively.

Comment:	8.
You indicate that you have four holdings and one holding in loss positions at December 31, 2005 and 2006, that were not deemed to be other than temporarily impaired due to the length of time that they have been in a loss position.  Please revise your disclosures to clarify the length of time that each holding has been in a loss position and quantify the dollar amount of each holding.  In addition, please provide the disclosures required by paragraph 21 of EITF 03-1.

Response:	Our proposed disclosure is as follows:

Investments classified as available for sale at December 31, 2005 and 2006 that are in an unrealized loss position for which other-than-temporary impairment has not been recognized consisted of the following:

	2005			2006
	Cost	Unrealized Losses	Total Market Value	Cost	Unrealized Losses	Total Market Value

Mutual funds	53,404	(1,017)	52,387	1,174	(59)	1,115
Total available for sale securities in unrealized loss positions	53,404	(1,017)	52,387	1,174	(59)	1,115

GBL has an established accounting policy and methodology to determine other-than-temporary impairment.  Under this policy, a holding must generally be impaired for nine consecutive months in order to be considered other-than-temporarily impaired.  Once the nine month threshold is met, the investment is considered other-than-temporarily impaired and the appropriate writedown is taken in accordance with SFAS 115.  However, the determination of temporary versus other-than-temporary impairment for investments where the impairment is less than nine consecutive months are subject to further scrutiny.  GBL augments the general systematic “nine month” methodology by identifying both issuer-specific declines and market/industry related declines, which might indicate other-than-temporary impairment in instances where the nine consecutive month threshold has not yet been met.

At December 31, 2005 and 2006, there were four holdings and one holding in loss positions, respectively, which were not deemed to be other-than-temporarily impaired due to the length of time that they had been in a loss position (less than nine months) and because they passed scrutiny in our evaluation of issuer-specific and industry-specific considerations.  In these specific instances, all four investments at December 31, 2005 and the one investment at December 31, 2006 were mutual funds with diversified holdings across multiple companies and in most cases across multiple industries.  Given this diversification, it was concluded that no deviation from the nine month criteria was warranted.  Three of the four holdings at December 31, 2005 were impaired for three consecutive months while the other was impaired for five consecutive months.  The one holding at December 31, 2006 was impaired for one month.  The value of the four holdings at December 31, 2005 were $47.2 million, $3.0 million, $0.3 million and $1.8 million while the value of the one holding at December 31, 2006 was $1.1 million.

Comment:	9.
We note that your unrealized gains and losses for available for sale securities reported as a separate component of stockholders’ equity is net of management fees.  Please address the appropriateness of netting management fees against these unrealized gains and losses.  Please tell us the accounting literature you relied on.

Response:	In accordance with SFAS 115 and SFAS 109, we tax affect the unrealized gains and losses associated with the available for sale (“AFS”) securities. Additionally, though not specifically prescribed by SFAS 115 or SFAS 109, we adjust the unrealized gains and losses associated with the AFS securities by the 10% management fee payable to Mario J. Gabelli, our Chairman and CEO. This is done following the same reasoning as for tax affecting the unrealized gains and losses. Our compensation structure with Mr. Gabelli, which is contractual and disclosed in various SEC filings, provides for a management fee of 10% of consolidated pre-tax profits. Accordingly, we believe that it is appropriate to impact the change in unrealized gains and losses by that fee. Similar to the burden or benefit of income taxes on each dollar of AFS securities gain or loss, respectively, the 10% management fee also burdens or benefits each dollar of these gains or losses at the time they become realized (through disposition or when a security suffers an other-than-temporary impairment) and are included in earnings. Although neither SFAS 115 nor SFAS 109 specifically address our situation, the essence of the 10% management fee is, analogous from an accounting viewpoint to the effects of taxes as it burdens or benefits every dollar of pre-tax profit or loss. Accordingly, the tenets of SFAS 109, paragraph 36(b) have been applied to insure that the true effect on stockholders’ equity and comprehensive income of the unrealized gains and losses on the AFS securities, net of both income taxes and 10% management fee, is presented. This is consistent with the matching principle of U.S. GAAP. The alternative presentation of calculating and applying the management fee only when the AFS gains and losses are realized and therefore recorded on the Consolidated Statements of Income would be distortive in our view.

Comment:	10.
Note C – Investments in Partnerships and Affiliates, page F-17.  Given the amended agreements of certain investment partnerships and an offshore fund on March 31, 2006, please tell us how you concluded that you were not required to consolidate these entities after the first quarter of 2006.  Please provide us with a comprehensive analysis which refers to both FIN 46R and EITF 04-5.

•
We note your belief that as long as GBL continues to not maintain direct or indirect control over the investment partnerships and offshore funds they are not required to be consolidated.  Ensure that your analysis addresses this belief as it relates to the application of FIN 46R which explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity.

•
Revise your disclosures to clarify the business purpose of amending these agreements.  We assume that you gave up control to avoid having to consolidate these entities.  Also disclose the economic impact, if any, of giving up control of these entities.

•	Quantify for readers the impact on your consolidated statements of income and cash flows for the three months ended March 31, 2006 as it relates to the consolidation of these entities.

Revise your disclosures to clarify which entities are consolidated as a result of applying the guidance set forth in EITF 04-5 and which entities are consolidated as a result of applying the guidance set forth in FIN 46R.

Response:
In accordance with a decision matrix, which forms the basis of the Company’s procedures with regard to investment partnership and offshore funds consolidation analysis,  we undertake a multi-step evaluation process on each reporting date whereby we analyze each investment partnership and offshore fund to determine whether FIN 46R and/or EITF 04-5 apply.  The first step in the process is to determine whether the investment partnership or offshore fund is a variable interest entity (“VIE”) under FIN 46R.  For GBL, the applicability of FIN 46R comes down to whether or not the equity investors, as a whole, lack the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.  Generally, in our case, if the general partner has an investment in the investment partnership or if the investment advisor has an investment in an offshore fund that gives the equity investors, as a whole, the right to make a decision about the entity’s activities, the investment partnership or offshore fund is not a VIE under FIN 46R.  Alternatively, if the determination is made that the investment partnership or offshore fund is a VIE, then the next step is to determine the primary beneficiary.  The primary beneficiary is determined by analyzing whether we absorb a majority of the funds’ expected losses or receive a majority of the funds’ expected returns including the management fees and incentive allocations that are earned by the general partner or investment advisor and the interests held by unconsolidated related parties.  If GBL is determined to be the primary beneficiary, then the investment partnership or offshore fund is consolidated.  In the case where the investment partnership or offshore fund is determined to not be a VIE, we look at the guidance prescribed by EITF 04-5 as the next step in our evaluation process.

EITF 04-5 presumes that the general partner in a limited partnership controls the partnership regardless of the extent of the limited partners’ level of ownership in the limited partnership unless the limited partners have either (1) the substantive ability – either by single limited partner or simply majority vote – to dissolve the limited partnership or otherwise remove the general partner without cause (collectively referred to as substantive kick-out rights) or (2) substantive participating rights that would provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of business (e.g., operating and capital decisions, budgets, etc.). In our case, we have amended agreements of certain investment partnerships and an offshore fund to include substantive kick-out rights, thereby removing the presumption of control from the general partner. We consolidate investment partnerships and offshore funds that are determined to not be VIEs where we did not amend the agreements for the substantive kick-out rights and where we are the general partner.

Our revised disclosure is as follows:

The business purpose of amending the agreements was to avoid having to consolidate them. There was no economic impact of giving up presumptive control of these entities.

The consolidation of the entities whose agreements were amended to add the substantive kickout rights and were not consolidated at and after March 31, 2006 but whose results of operations were consolidated for the three months ended March 31, 2006 had the following impact on our Consolidated Statement of Income for the three months ended March 31, 2006: decrease to distribution fees and other income revenues of $0.9 million, increase to other operating expenses of $0.2 million, decrease in operating income of $1.0 million, increase to net gain from investments of $13.6 million, increase to interest and dividend income of $1.3 million, increase to interest expense of $0.6 million, increase to income taxes of $4.9 million and an increase to minority interest of $8.2 million. There was no impact on net income for the three months ended March 31, 2006. The impact on the cash flows for the three month ended March 31, 2006 was as follows: $627.9 million in purchase of trading investments in securities and securities sold short, $609.4 million in proceeds from sales of trading investments in securities and securities sold short, $28.2 million in contributions related to investment partnerships and offshore funds consolidated under FIN 46R and EITF 04-5, net, $13.8 million of income related to investment partnerships and offshore funds consolidated under FIN 46R and EITF 04-5, net, $11.5 million increase in receivable from brokers, $11.7 million of realized gains on sales of investments in securities and securities sold short, net, $11.4 million decrease in accrued expenses and other liabilities, $6.3 million increase in payable to brokers, $4.7 million increase in unrealized value of investments in securities and securities sold short, net, $0.3 million of investments in partnerships and affiliates, $0.4 million of equity in net gains from partnerships and affiliates, less than $0.1 million in distributions from partnerships and affiliates, $0.3 million decrease in other assets.

Six entities, five investment partnerships and one offshore fund, are consolidated as a result of applying the guidance in EITF 04-5 and one entity, an offshore fund, is consolidated as a result of applying the guidance in FIN 46R.

Comment:	11.
We assume that your balance sheet caption investments in partnerships and affiliates relates to those investments which you account for under the equity method of accounting.  Please clarify.  In addition, please clarify where you reflect your equity in earnings of these equity method investees and quantify the amounts for each period.

Response:	Our proposed disclosure is as follows:

Our balance sheet caption “investments in partnerships and affiliates” does include those investments which we account for under the equity method of accounting.  We reflect the equity in earnings of these equity method investees under the caption net gain from investments on the Consolidated Statements of Income.  For 2004, 2005 and 2006, the equity in earnings of these equity method investees was $4.8 million, $7.0 million and $7.4 million, respectively.

Comment:	12.
Item 9A – Controls and Procedures, page II-1.  (a) Evaluation of Disclosure Controls and Procedures, page II-1.  We note that you identified two material weaknesses and concluded that your “disclosure controls and procedures were not effective, with respect to these items, as of December 31, 2006.”  It is not appropriate to provide such a qualification when concluding whether your disclosure controls and procedures were or were not effective.  Please revise to disclose whether your disclosure controls and procedures were or were not effective.

Response:	Our proposed disclosure is as follows:

Accordingly, because of these two material weaknesses, management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2006.

Comment:	13.
(c) Changes in Internal Control Over Financial Reporting, page II-2.  Regarding the second material weakness relating to the evaluation of and accounting for certain non-routine transactions, it is unclear what non-routine transactions you are referring to and steps you have taken to strengthen your internal controls over financial reporting.  Please revise your disclosures accordingly.

Response:	Our proposed disclosure is as follows:

The non-routine transactions that led to the second material weakness included among others, incomplete analysis of certain accounting pronouncements, lack of off-balance sheet and related party disclosures, analysis of tax reserves and over-accrual of compensation expense relating to the Investment Partnership business.  Although these items were noted in contributing, on an aggregate basis, to a material weakness, the related amounts and disclosures were adjusted prior to the issuance of GBL’s Form 10-K and have been properly reflected in the financial statements.  We are in the process of mitigating this material weakness from occurring in the future by implementing several new procedures within the financial reporting process.  These procedures include the use of more extensive GAAP and SEC checklists in conjunction with our Form 10-K and Form 10-Q filings, formal analysis and documentation of material accounting and disclosure items (both new and existing), and the use of disclosure checklists by senior management in both functional and entity positions throughout the Company.  We are in the process of enhancing existing procedures in financial reporting by expanding the membership of the disclosure committee, which meets prior to the issuance of quarterly and annual financial statements and SEC filings to ensure that all events requiring disclosure have been properly communicated to senior management and the accounting effects have been properly considered, and have modified our quarter-close calendar to ensure that key events occur in a timely manner prior to the filing of our Forms 10-K or Forms 10-Q.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Comment:	14.	Please address the above comments in your interim filings as well.

Response:	We will revise our disclosures in our future interim filings as applicable.

Comment:	15.
Item 4 – Controls and Procedures, page 20.  We note that you define disclosure controls and procedures as those controls and procedures “that are effective in ensuring that all material information required to be filed in this quarterly report has been made known to [you] in a timely fashion.”  This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.  In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principle executive and principle financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:	Our proposed disclosure is as follows:

As of June 30, 2007, the Chief Executive Officer and the Acting Co-Chief Financial Officers concluded that the disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and the Acting Co-Chief Financial Officers to allow timely decisions regarding required disclosure. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

c.
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Acting Co-Chief Financial Officers completed their evaluation.

Comment:	16.
Item 6 - Exhibits.  It does not appear that you have filed your Section 302 and 906 certifications.  SEC Rules 33-8238 requires Section 302 and 906 certifications to be filed as exhibits to annual and quarterly reports.  As such, please file an amendment to your Form 10-Q in its entirety, along with the certifications.

Response:	We inadvertently omitted the exhibits with our Form 10-Q filing when we edgarized our Form 10-Q for the period ending June 30, 2007. When we file our amended Form 10-Q for the period ended June 30, 2007, we will file it with the Section 302 and 906 certifications attached as exhibits.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please call the undersigned at (914) 921-5000.

Sincerely,

Kieran Caterina
Acting co-Chief Financial Officer

Diane M. LaPointe
Acting co-Chief Financial Officer